As filed with the Securities and Exchange Commission on March 3, 2008

Registration No. 333-__________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

_________________

MGIC INVESTMENT CORPORATION
(Exact name of registrant as specified in its charter)
Wisconsin	6351	39-1486475
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202
(414) 347-6480
(Address, including zip code, and
telephone number, including area code, of
registrant’s principal executive offices)

_________________

Jeffrey H. Lane
Executive Vice President, Secretary and General Counsel
MGIC Investment Corporation
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, WI 53202
(414) 347-6480
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Benjamin F. Garmer, III	Edward S. Best
Patrick G. Quick	Mayer Brown LLP
Foley & Lardner LLP	71 South Wacker Drive
777 East Wisconsin Avenue	Chicago, IL 60606
Milwaukee, Wisconsin 53202	(312) 782-0600
(414) 271-2400

_________________

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

_________________

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, $1.00 par value	166,200 Shares	$15.31	$2,544,522	$100

Common Share Purchase Rights (2)

(1) Estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon the average high and low sales price of the Common Stock on the New York Stock Exchange on February 29, 2008 solely for purposes of calculating the registration fee.
(2) The common share purchase rights are attached to and traded with the shares of common stock being registered. The value attributable to the common share purchase rights, if any, is reflected in the value attributable to the common stock.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated March 3, 2008

Prospectus

Shares

MGIC Investment Corporation

Common Stock

        We are offering                    shares of our common stock.

_________________

        Our common stock is listed on the New York Stock Exchange under the symbol “MTG.” On February 29, 2008, the last sale price of our common stock as reported on the New York Stock Exchange was $14.81 per share.

_________________

        Before making any investment in the common stock, you should carefully consider the risks that are described in the “Risk Factors” section beginning on page S-9 of this prospectus.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We have granted to the underwriters an option to purchase up to                    additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than                    shares of common stock in this offering. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days of the offering. The underwriters expect to deliver the shares of common stock to investors on or about                   , 2008.

_________________

Banc of America Securities LLC

_________________

The date of this prospectus is                   , 2008.

        You should rely only on the information contained or incorporated by reference in this prospectus and any other offering material we or the underwriters provide. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of the date on the cover of this prospectus, or in the case of documents incorporated by reference, the date of such documents, regardless of the time of delivery of this prospectus or any sales of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

TABLE OF CONTENTS

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION	1
SUMMARY	2
RISK FACTORS	9
USE OF PROCEEDS	20
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY	20
CAPITALIZATION	22
SELECTED HISTORICAL FINANCIAL INFORMATION	23
DESCRIPTION OF CAPITAL STOCK	25
UNDERWRITING	29
LEGAL MATTERS	34
EXPERTS	34
WHERE YOU CAN FIND MORE INFORMATION	34

_________________

        Unless the context otherwise requires, references in this prospectus to “our company,”“we,” “us,” “our” or “ours” refer to MGIC Investment Corporation and its consolidated subsidiaries, and references to “MGIC” mean our primary insurance subsidiary, Mortgage Guaranty Insurance Corporation. Sherman Financial Group LLC, or Sherman, Credit-Based Asset Servicing and Securitization LLC, or C-BASS, and our other less than majority-owned joint ventures and investments are not consolidated with us for financial reporting purposes, are not our subsidiaries and are not included in the terms “our company,” “we,”“us,” “our” and “ours” and other similar terms. The description of our business in this prospectus generally does not apply to our international operations which began in 2007, are conducted only in Australia and are immaterial.

i

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

        This prospectus and any other offering material, and the documents incorporated by reference in this prospectus and any other offering material, contain statements that we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts, including, without limitation, statements regarding our future financial position, business strategy, projected revenues, claims, earnings, costs, debt and equity levels, and plans and objectives of management for future operations, are forward-looking statements. When used in this prospectus, any other offering material and the documents incorporated by reference, words such as we “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties include the factors described under “Risk Factors.”

        We urge you to consider these factors before investing in our common stock. The forward-looking statements included in this prospectus and any other offering material, or in the documents incorporated by reference into this prospectus and any other offering material, are made only as of the date of the prospectus, any other offering material or the incorporated document, and we undertake no obligation to publicly update these statements to reflect subsequent events or circumstances.

SUMMARY

        The information below is only a summary of more detailed information included elsewhere, or incorporated by reference, in this prospectus. This summary may not contain all the information that is important to you or that you should consider before making a decision to invest in our common stock. For a more complete understanding of us and this offering of our common stock, please read this entire prospectus, especially the risks of investing in our common stock discussed under “Risk Factors,” as well as the information incorporated by reference into this prospectus.

MGIC Investment Corporation

        We are a holding company and, through our wholly owned subsidiary, MGIC, we are the leading provider of private mortgage insurance in the United States. MGIC is licensed in all 50 states of the United States, the District of Columbia, Puerto Rico and Guam. One of MGIC’s subsidiaries is licensed in Australia and another is in the process of becoming licensed in Canada. In 2007, we wrote net premiums of approximately $1.35 billion and earned net premiums of approximately $1.26 billion. Total shareholders’ equity at December 31, 2007 was approximately $2.59 billion. In 2006, we wrote net premiums of approximately $1.22 billion and earned net premiums of approximately $1.19 billion. Total shareholders’ equity at December 31, 2006 was approximately $4.30 billion.

        Private mortgage insurance covers losses from homeowner defaults on residential first mortgage loans and expands home ownership opportunities by helping people purchase homes with less than 20% down payments. If the homeowner defaults, private mortgage insurance reduces and, in some instances, eliminates the loss to the insured institution. Private mortgage insurance also facilitates the sale of low down payment mortgage loans in the secondary mortgage market, including to the Federal National Mortgage Association, commonly known as Fannie Mae, and the Federal Home Loan Mortgage Corporation, commonly known as Freddie Mac. In this prospectus, we refer to Fannie Mae and Freddie Mac collectively as the “GSEs.” In addition to mortgage insurance on first liens, we, through our subsidiaries, provide home mortgage lenders with various underwriting and other services and products related to home mortgage lending.

        In general, there are two principal types of private mortgage insurance: “primary” and “pool.”

        Primary Insurance. Primary insurance provides mortgage default protection on individual loans and covers unpaid loan principal, delinquent interest and certain expenses associated with the default and subsequent foreclosure (collectively, the “claim amount”). In addition to the loan principal, the claim amount is affected by the mortgage note rate and the time necessary to complete the foreclosure process. The insurer generally pays the coverage percentage of the claim amount specified in the primary policy, but has the option to pay 100% of the claim amount and acquire title to the property. Primary insurance is generally written on first mortgage loans secured by owner occupied single-family homes, which are one-to-four family homes and condominiums. Primary insurance is also written on first liens secured by non-owner occupied single-family homes, which are referred to in the home mortgage lending industry as investor loans, and on vacation or second homes. Primary coverage can be used on any type of residential mortgage loan instrument approved by the mortgage insurer.

        Primary insurance may be written on a flow basis, in which loans are insured in individual, loan-by-loan transactions, or may be written on a bulk basis, in which each loan in a portfolio of loans is individually insured in a single, bulk transaction. New insurance written on a flow basis was $69.0 billion in 2007 compared to $39.3 billion in 2006 and $40.1 billion in 2005. New insurance written for bulk transactions was $7.8 billion during 2007 compared to $18.9 billion for 2006 and $21.4 billion for 2005. In the fourth quarter of 2007, we decided to stop writing the portion of our bulk business that insures mortgage loans included in home equity (or “private label”) securitizations, which are the terms the market uses to refer to securitizations sponsored by firms besides the GSEs or the Government National Mortgage Association, such as Wall Street investment banks. We refer to portfolios of loans we insured through the bulk channel that we knew would serve as collateral in a home equity securitization as “Wall Street bulk transactions.” We will, however, continue to insure loans on a bulk basis when we believe that the loans will be sold to a GSE or retained by the lender. The following table shows, on a direct basis, primary insurance in force, which is the unpaid principal balance of insured loans as reflected in our records, and primary risk in force, which is the coverage percentage applied to the unpaid principal balance, for insurance that has been written by MGIC as of the dates indicated:

	December 31,
	2007	2006	2005	2004	2003
	(In millions)
Direct Primary Insurance In Force	$211,745	$176,531	$170,029	$177,091	$189,632
Direct Primary Risk In Force	$ 55,794	$ 47,079	$ 44,860	$ 45,981	$ 48,658

        Pool Insurance. Pool insurance is generally used as an additional credit enhancement for certain secondary market mortgage transactions. Pool insurance generally covers the loss on a defaulted mortgage loan which exceeds the claim payment under the primary coverage, if primary insurance is required on that mortgage loan, as well as the total loss on a defaulted mortgage loan which did not require primary insurance. Pool insurance usually has a stated aggregate loss limit and may also have a deductible under which no losses are paid by the insurer until losses exceed the deductible.

        New pool risk written was $211 million in 2007, $240 million in 2006 and $358 million in 2005. New pool risk written during these years was primarily comprised of risk associated with loans delivered to Freddie Mac and Fannie Mae, loans insured through the bulk channel, loans delivered to the Federal Home Loan Banks under their mortgage purchase programs and loans made under state housing finance programs. Direct pool risk in force at December 31, 2007 was $2.8 billion compared to $3.1 billion and $2.9 billion at December 31, 2006 and 2005, respectively. The risk amounts referred to above represent pools of loans with contractual aggregate loss limits and in some cases without these limits. For pools of loans without these limits, risk is estimated based on the amount that would credit enhance these loans to a “AA” level based on a rating agency model. Under this model, at December 31, 2007, 2006 and 2005 for $4.1 billion, $4.4 billion, and $5.0 billion, respectively, of risk without these limits, risk in force is calculated at $475 million, $473 million, and $469 million, respectively. New risk written under this model for the years ended December 31, 2007, 2006 and 2005 was $2 million, $4 million and $51 million, respectively.

        Joint Ventures. We have ownership interests in less than majority-owned joint ventures, principally Sherman and C-BASS. Sherman is principally engaged in purchasing and collecting for its own account delinquent consumer receivables, which are primarily unsecured, and in originating and servicing subprime credit card receivables. Historically, C-BASS was principally engaged in the business of investing in the credit risk of subprime single-family residential mortgages. In 2007, C-BASS ceased its operations and is managing its portfolio pursuant to a consensual, non-bankruptcy restructuring, under which its assets are to be paid out over time to its secured and unsecured creditors.

Recent Industry Developments and Outlook

        Private mortgage insurance covers losses from defaults on residential first mortgage loans, reducing and, in some instances, eliminating the loss to the insured institution if the homeowner defaults. Private mortgage insurance expands home ownership opportunities by helping people purchase homes with less than 20% down payments. Private mortgage insurance also reduces the capital that financial institutions are required to hold against low down payment mortgages and facilitates the sale of low down payment mortgage loans in the secondary mortgage market, including to the GSEs. The GSEs purchase residential mortgages from mortgage lenders and investors as part of their governmental mandate to provide liquidity in the secondary mortgage market and we believe purchased over 50% of the mortgages underlying our flow new insurance written in 2007, 2006 and 2005. The GSEs also purchased approximately 53.6%, 37.4% and 37.3% of all the mortgage loans originated in the United States for the years ended December 31, 2007, 2006 and 2005, respectively, according to statistics published by Inside Mortgage Finance, a mortgage industry publication. As a result, the private mortgage insurance industry in the United States is defined in part by the requirements and practices of the GSEs and other large mortgage investors, and these requirements and practices impact the operating results and financial performance of companies in the mortgage insurance industry.

        The U.S. residential mortgage market has historically experienced long-term growth. Growth in U.S. residential mortgage debt was particularly strong between 2001 and mid-2006. This strength was driven primarily by record home sales, strong home price appreciation and historically low interest rates. The private mortgage insurance industry experienced profitable insurance underwriting results during this period, when the labor market was also generally strong.

        During the last several years of this period and continuing through 2007, the mortgage lending industry increasingly made home loans (1) at higher loan-to-value ratios and higher combined loan-to-value ratios, which take into account second mortgages as well as the loan-to-value ratios of first mortgages; (2) to individuals with higher risk credit profiles; and (3) based on less documentation and verification of information provided by the borrower.

        Beginning in late 2006, job creation and the housing markets began slowing in certain parts of the country, with some areas experiencing home price declines. These and other conditions resulted in significant adverse developments for us and our industry that were manifested in the second half of 2007, including:

•	increasing defaults by homeowners;

•	increases across the country in the rate at which loans in default eventually resulted in a claim, with significant increases in large markets such as California and Florida; and

•	increases in the average amount paid on a claim, driven by higher average insured loan sizes and the inability to mitigate losses through the sale of properties in some regions due to slowing home price appreciation or housing price declines.

        As a result, mortgage lenders, financial institutions, and we and other private mortgage insurers began incurring significant credit losses, particularly with respect to loans with multiple high-risk characteristics referred to above. In 2007, compared to 2006, our losses incurred increased to $2,365 million from $614 million; our earnings fell to a net loss of $1,670 million compared to net earnings of $565 million; and our default inventory increased to 107,120 from 78,628.

        In early 2007, we changed our underwriting standards and ceased writing insurance on a limited set of loans even though these loans were approved under the GSEs’ automated underwriting guidelines. In the fourth quarter of 2007, we also decided to stop insuring loans included in home equity securitizations. Finally, in late 2007 and early 2008, we announced increases in our premium rates and further tightened our underwriting standards, particularly as they apply to loans with low credit scores, with high loan-to-value ratios and with homes in regions that we view as being higher risk.

        We believe that the recent losses experienced by mortgage lenders and financial institutions and concerns about residential mortgage credit quality that became evident in the second half of 2007 have led to an increased interest in the credit protection that mortgage insurance affords. One measure of this increased interest is the increase in the private mortgage insurance penetration rate (the principal balance of loans insured by our industry during a period divided by the principal balance of all loans originated during that period) from approximately 8.5% in early 2006 to approximately 20% in the fourth quarter of 2007. In addition, our persistency rate, which is the percentage of insurance remaining in force from one year prior, increased to 76.4% at December 31, 2007, compared to 69.6% at December 31, 2006 and 61.3% at December 31, 2005. We believe that this increase was largely the result of the general upward trend in mortgage interest rates and the declining rate of home price appreciation in some markets and declines in housing values in other markets. We believe that these factors, along with the changes in our underwriting guidelines, will result in profitable books of new insurance written, beginning with our 2008 book.

        We believe we have more than adequate resources to pay claims on our insurance in force, even in very high loss scenarios. However, we do not believe we can participate fully in the opportunities we see for the 2008 and subsequent books without additional capital. As a result, we have retained Banc America Securities LLC to assist us in exploring alternatives to increase our capital. Additional capital could take a number of forms, including the shares in this offering. We cannot assure you that we will be successful in consummating any capital raising transactions.

Risk Factors

        Please read “Risk Factors” and the other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Corporate Information

        We are a Wisconsin corporation. Our principal office is located at MGIC Plaza, 250 East Kilbourn Avenue, Milwaukee, Wisconsin 53202 (telephone number (414) 347-6480).

The Offering

        The summary below describes some of the terms of the offering. For a more complete description of our common stock, see “Description of Capital Stock.”

Common stock offered	shares
Shares outstanding after this offering (1)	shares
Use of proceeds	We intend to use the net proceeds from this offering to increase the capital of MGIC in order to enable it to expand the volume of its new business and for our general corporate purposes.
New York Stock Exchange Symbol	“MTG”

(1)	The number of shares outstanding after this offering is based on shares outstanding as of , 2008. If the underwriters exercise their option to purchase additional shares in the offering to which this prospectus relates in full, we will issue and sell an additional shares of our common stock.

Summary Historical Financial Information

        The following financial information as of and for each of the years in the three-year period ended December 31, 2007 is derived from our audited consolidated financial statements incorporated by reference herein. You should read the financial information presented below in conjunction with our consolidated financial statements and accompanying notes as well as the management’s discussion and analysis of results of operations and financial condition, all of which are incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	Year Ended December 31
	2007	2006	2005
Summary of Operations
($ thousands, except share and per
share information)
Revenues:
Net premiums written	$1,345,794	$1,217,236	$1,252,310

Net premiums earned	$1,262,390	$1,187,409	1,238,692
Investment income, net	259,828	240,621	228,854
Realized investment gains (losses), net	142,195	(4,264)	14,857
Other revenue	28,793	45,403	44,127

Total revenues	1,693,206	1,469,169	1,526,530

Losses and expenses:
Losses incurred, net	2,365,423	613,635	553,530
Change in premium deficiency
reserves	1,210,841	--	--
Underwriting and other	309,610	290,858	275,416
expenses
Interest expense	41,986	39,348	41,091

Total losses and expenses.	3,927,860	943,841	870,037

(Loss) income before tax and joint ventures	(2,234,654)	525,328	656,493
(Credit) provision for income tax	(833,977)	130,097	176,932
(Loss) income from joint ventures, net of tax	(269,341)	169,508	147,312

Net (loss) income	$(1,670,018)	$564,739	$626,873

Weighted average common shares
outstanding (in thousands)	81,294	84,950	92,443

Diluted (loss) earnings per share	$(20.54)	$6.65	$6.78

Dividends per share	$0.775	$1.00	$0.525

Balance Sheet Data (at end of
period) ($ thousands, except per
share information):
Total investments	$5,896,233	$5,252,422	$5,295,430
Total assets	7,716,361	6,621,671	6,357,569
Loss reserves	2,642,479	1,125,715	1,124,454
Premium deficiency reserves.	1,210,841	--	--
Short- and long-term debt	798,250	781,277	685,163
Shareholders’ equity	2,594,343	4,295,877	4,165,055
Book value per share	31.72	51.88	47.31
New insurance written ($ millions):
Primary insurance	$76,806	$58,242	$61,503
Primary risk	19,632	15,937	16,836
Pool risk(1)	211	240	358
Insurance in force ($ millions):
Direct primary insurance	$211,745	$176,531	$170,029
Direct primary risk	55,794	47,079	44,860
Direct pool risk(1)	2,800	3,063	2,909
Primary loans in default ratios:
Policies in force	1,437,432	1,283,174	1,303,084
Loans in default	107,120	78,628	85,788
Percentage of loans in default	7.45%	6.13%	6.58%
Percentage of loans in default - bulk	21.91%	14.87%	14.72%
Insurance operating ratios
(GAAP)(2):
Loss ratio	187.3%	51.7%	44.7%
Expense ratio	15.8%	17.0%	15.9%

Combined ratio	203.1%	68.7%	60.6%

Risk-to-capital ratio
(statutory basis):
Combined insurance companies	11.9:1	7.5:1	7.4:1

(1)	Represents contractual aggregate loss limits and, for the years ended December 31, 2007, 2006 and 2005, for $4.1 billion, $4.4 billion and $5.0 billion, respectively, of risk without such limits, risk is calculated at $2 million, $4 million, and $51 million, respectively, for new risk written, and $475 million, $473 million and $469 million, respectively, for risk in force, the estimated amount that would credit enhance these loans to a “AA” level based on a rating agency model.

(2)	The loss ratio (expressed as a percentage) is the ratio of the sum of incurred losses and loss adjustment expenses to net premiums earned. The expense ratio (expressed as a percentage) is the ratio of the combined insurance operations underwriting expenses to net premiums written.

RISK FACTORS

        You should carefully consider each of the risks described below, together with all of the other information contained or incorporated by reference in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, financial condition, results of operations or the market value of our common stock could be materially adversely affected and you may lose all or part of your investment. Some factors in this section are forward-looking statements. For a discussion regarding those statements, see “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business

A downturn in the domestic economy or deterioration in home prices in the segment of the market we serve may result in more homeowners defaulting and our losses increasing.

        Losses result from events that reduce a borrower’s ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can influence the willingness of borrowers with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home. Housing values may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers’ perceptions of the potential for future appreciation, restrictions on mortgage credit due to more stringent underwriting standards or other factors. Recently, the residential mortgage market in the United States has experienced a variety of worsening economic conditions and housing prices in many areas have declined or stopped appreciating after extended periods of significant appreciation. A significant deterioration in economic conditions or an extended period of flat or declining housing values may result in increased losses which would materially affect our results of operations and financial condition.

The mix of business we write also affects the likelihood of losses occurring.

        Certain types of mortgages have higher probabilities of claims. These segments include loans with loan-to-value ratios over 95% (including loans with 100% loan-to-value ratios), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or total debt-to-income ratios of 38% or higher, as well as loans having combinations of higher risk factors. In recent years, the percentage of our volume written on a flow basis that includes these segments has continued to increase. As of December 31, 2007, approximately 57.6% of our primary risk in force consisted of loans with loan-to-value ratios equal to or greater than 95%, 11.6% with FICO credit scores below 620, and 14.7% with limited underwriting, including limited borrower documentation.

        As of December 31, 2007, approximately 5% of our primary risk in force written through the flow channel, and 53% of our primary risk in force written through the bulk channel, consisted of adjustable rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing (“ARMs”). We classify as fixed rate loans adjustable rate mortgages in which the initial interest rate is fixed during the five years after the mortgage closing. We believe that when the reset interest rate significantly exceeds the interest rate at loan origination, claims on ARMs would be substantially higher than for fixed rate loans. Moreover, even if interest rates remain unchanged, claims on ARMs with a “teaser rate” (an initial interest rate that does not fully reflect the index which determines subsequent rates) may also be substantially higher because of the increase in the mortgage payment that will occur when the fully indexed rate becomes effective. In addition, we believe the volume of “interest-only” loans, which may also be ARMs, and loans with negative amortization features, such as pay option ARMs, increased in 2005 and 2006 and remained at these levels during the first half of 2007, before declining in the second half of 2007. Because interest-only loans and pay option ARMs are a relatively recent development, we have no meaningful data on their historical performance. We believe claim rates on certain of these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.

        Although we attempt to incorporate these higher expected claim rates into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will prove adequate to compensate for actual losses from these loans.

Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses, our earnings may be adversely affected by losses disproportionately in certain periods.

        In accordance with GAAP for the mortgage insurance industry, we establish loss reserves only for loans in default. Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default that have not yet been reported to us by the servicers (this is what is referred to as “IBNR” in the mortgage insurance industry). We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses may have a material impact on future results as losses emerge.

Loss reserve estimates are subject to uncertainties and paid claims may substantially exceed our loss reserves.

        We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss. The estimated claim rates and claim amounts represent what we believe best reflect the estimate of what will actually be paid on the loans in default as of the reserve date.

        The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of the claim payments may be substantially higher than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers’ income and thus their ability to make mortgage payments, and a drop in housing values that could materially reduce our ability to mitigate potential loss through property acquisition and resale or expose us to greater loss on resale of properties obtained through the claim settlement process. Changes to our estimates could result in material changes to our results of operations, even in a stable economic environment and there can be no assurance that actual claims paid by us will not substantially exceed our loss reserves.

Our shareholders’equity could fall below $2.250 billion, the minimum requirement of our bank debt.

        We have drawn the entire $300 million available under our bank revolving credit facility which matures in March 2010. This facility requires that we maintain shareholders’ equity of $2.250 billion. At December 31, 2007, our shareholders’ equity was $2.594 billion. We expect we will have a net loss in 2008, with the result that we expect our shareholders’ equity to decline. While our current forecast of our 2008 net loss would not reduce our shareholders’ equity below $2.250 billion, there can be no assurance that our actual results will not be materially worse than our forecast or that losses in future years, if they occur, will not reduce our shareholders’ equity below $2.250 billion. In addition, regardless of our results of operations, our shareholders’ equity would be reduced to the extent the carrying value of our investment portfolio declines from its carrying value at December 31, 2007 due to market value adjustments and to the extent we pay dividends to our shareholders. At December 31, 2007, the modified duration of our fixed income portfolio was 4.8 years, which means that an instantaneous parallel shift in the yield curve of 100 basis points would result in a change of 4.8% (approximately $280 million) in the market value of this portfolio. For an upward shift in the yield curve, the market value of this portfolio would decrease and for a downward shift in the yield curve, the market value would increase. At our current annual dividend rate, approximately $8.2 million would be paid in dividends in 2008.

        If we did not meet the minimum shareholders’ equity requirement and are not successful obtaining an agreement from banks holding a majority of the debt outstanding under the facility to change (or waive) this requirement, banks holding a majority of the debt outstanding under the facility would have the right to declare the entire amount of the outstanding debt due and payable. If the debt under our bank facility were accelerated in this manner, the holders of 25% or more of our publicly traded $200 million 5.625% senior notes due in September 2011, and the holders of 25% or more of our publicly traded $300 million 5.375% senior notes due in November 2015, each would have the right to accelerate the maturity of that debt. In addition, the trustee of these two issues of senior notes, which is also a lender under our bank credit facility, could, independent of any action by holders of senior notes, accelerate the maturity of the senior notes. In the event the amounts owing under our revolving credit facility or any series of our outstanding senior notes are accelerated, we may not have sufficient funds to repay any such amounts.

The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.

        We set premiums at the time a policy is issued based on our expectations regarding likely performance over the long-term. Generally, we cannot cancel the mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial condition.

        On January 22, 2008, we announced that we had decided to stop writing the portion of our bulk business that insures loans which are included in Wall Street securitizations because the performance of loans included in such securitizations deteriorated materially in the fourth quarter of 2007 and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. On February 13, 2008, we announced that we had established a premium deficiency reserve of approximately $1.2 billion. This amount is the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on these bulk transactions.

        There can be no assurance that additional premium deficiency reserves on other portions of our insurance portfolio will not be required.

The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

        These alternatives to private mortgage insurance include:

•	lenders and other investors holding mortgages in portfolio and self-insuring,

•	investors using credit enhancements other than private mortgage insurance, using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement,

•	lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration, and

•	lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.

Our financial strength rating could be downgraded below Aa3/AA-, which could reduce the volume of our new business writings.

        The mortgage insurance industry has historically viewed a financial strength rating of Aa3/AA- as critical to writing new business. In part this view has resulted from the mortgage insurer eligibility requirements of the GSEs, which each year purchase the majority of loans insured by us and the rest of the mortgage insurance industry. The eligibility requirements define the standards under which the GSEs will accept mortgage insurance as a credit enhancement on mortgages they acquire. These standards impose additional restrictions on insurers that do not have a financial strength rating of at least Aa3/AA-. These restrictions include not permitting such insurers to engage in captive reinsurance transactions with lenders. For many years, captive reinsurance has been an important means through which mortgage insurers compete for business from lenders, including lenders who sell a large volume of mortgages to the GSEs. In February 2008 Freddie Mac and Fannie Mae announced that they were temporarily suspending the portion of their eligibility requirements that impose additional restrictions on a mortgage insurer that is downgraded below Aa3/AA- if the affected insurer commits to submitting a complete remediation plan for their approval. Such remediation plans must be submitted within 90 days of the downgrade to Freddie Mac and within 30 days of the downgrade to Fannie Mae. There can be no assurance that Freddie Mac and Fannie Mae will continue the suspension of these eligibility requirements or that, if we are downgraded below Aa3/AA-, we will be able to submit acceptable remediation plans to them in a timely manner.

        Apart from the effect of the eligibility requirements of the GSEs, we believe lenders who hold mortgages in portfolio and choose to obtain mortgage insurance on the loans assess a mortgage insurer’s financial strength rating as one element of the process through which they select mortgage insurers. As a result of these considerations, a mortgage insurer that is rated less than Aa3/AA- may be competitively disadvantaged.

        The financial strength of MGIC, our principal mortgage insurance subsidiary, is rated AA by Fitch Ratings. In late February 2008 Fitch announced that it was placing MGIC’s rating on “rating watch negative.” Fitch said “the present stressful mortgage environment has resulted in a modeled capital shortfall for [MGIC] at the ‘AA’ rating threshold. If within the next several months, MGIC is able to obtain additional capital resources to address this shortfall, Fitch would expect to affirm MGIC’s ratings, with a Negative Rating Outlook, reflecting the financial stress associated with the present mortgage environment. Assuming MGIC does not raise additional capital to support its franchise, Fitch will downgrade MGIC’s rating to ‘AA-'.”

        The financial strength of MGIC is rated AA- by Standard & Poor’s Rating Services and Aa2 by Moody’s Investors Service. Both rating agencies have announced that they are reviewing MGIC’s rating for possible downgrade. MGIC could be downgraded below Aa3/AA- when these reviews are concluded.

        Standard & Poor’s and Moody’s could also require that, to avoid a downgrade, we raise additional capital for MGIC within a relatively short period or take other actions. We cannot predict whether these rating agencies will require us to raise more capital for MGIC to avoid a downgrade. If we seek to raise more capital, we also cannot predict whether we will be successful in raising it or, if we are successful, that the capital we raise will be sufficient to maintain our ratings.

Additional capital that we raise could dilute your ownership in our company and may cause the market price of our common shares to fall.

        We have retained an advisor to assist us in exploring alternatives for increasing our capital. Any additional capital raised through the sale of equity will dilute your ownership percentage in our company and may decrease the market price of our common shares. Furthermore, the securities may have rights, preferences and privileges that are senior or otherwise superior to those of our common shares. Any additional financing we may need may not be available on terms favorable to us, or at all.

Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.

        Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but also with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender’s affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated or serviced by the lender. As discussed under “- We are subject to risk from private litigation and regulatory proceedings” below, we provided information to the New York Insurance Department and the Minnesota Department of Commerce about captive mortgage reinsurance arrangements. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

        The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders.

        Our private mortgage insurance competitors include:

•	PMI Mortgage Insurance Company,

•	Genworth Mortgage Insurance Corporation,

•	United Guaranty Residential Insurance Company,

•	Radian Guaranty Inc.,

•	Republic Mortgage Insurance Company,

•	Triad Guaranty Insurance Corporation, and

•	CMG Mortgage Insurance Company.

        Our relationships with our customers could be adversely affected by a variety of factors, including the adoption of our new underwriting guidelines, which will result in our declining to insure some of the loans originated by our customers.

        While the mortgage insurance industry has not had new entrants in many years, it is possible that positive business fundamentals combined with the deterioration of the financial strength ratings of the existing mortgage insurance companies could encourage the formation of start-up mortgage insurers.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

        In each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. The factors affecting the length of time our insurance remains in force include:

•	the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

•	mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.

        During the 1990s, our year-end persistency ranged from a high of 87.4% at December ;31, 1990 to a low of 68.1% at December 31, 1998. At December 31, 2007 persistency was at 76.4%, compared to the record low of 44.9% at September 30, 2003. Over the past several years, refinancing has become easier to accomplish and less costly for many consumers. Hence, even in an interest rate environment favorable to persistency improvement, we do not expect persistency will reach its December 31, 1990 level.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.

        The factors that affect the volume of low-down-payment mortgage originations include:

•	the level of home mortgage interest rates,

•	the health of the domestic economy as well as conditions in regional and local economies,

•	housing affordability,

•	population trends, including the rate of household formation,

•	the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and

•	government housing policy encouraging loans to first-time homebuyers.

Changes in the business practices of Fannie Mae and Freddie Mac could reduce our revenues or increase our losses.

        The majority of our insurance written through the flow channel is for loans sold to Fannie Mae and Freddie Mac, each of which is a government sponsored entity, or GSE. As a result, the business practices of the GSEs, affect the entire relationship between them and mortgage insurers and include:

•	the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac’s charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

•	whether Fannie Mae or Freddie Mac influence the mortgage lender’s selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

•	the underwriting standards that determine what loans are eligible for purchase by Fannie Mae or Freddie Mac, which thereby affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

•	the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and

•	the circumstances in which mortgage servicers must perform activities intended to avoid or mitigate loss on insured mortgages that are delinquent.

        In addition, both Fannie Mae and Freddie Mac have policies which provide guidelines on terms under which they can conduct business with mortgage insurers with financial strength ratings below Aa3/AA-. In February 2008 Fannie Mae and Freddie Mac announced that they were temporarily suspending the portion of their eligibility requirements that impose additional restrictions on a mortgage insurer that is downgraded below Aa3/AA- if the affected insurer commits to submitting a complete remediation plan for their approval. Such remediation plans must be submitted within 90 days of the downgrade to Freddie Mac and within 30 days of the downgrade to Fannie Mae. There can be no assurances that Freddie Mac and Fannie Mae will continue the suspension of these eligibility requirements or that, if we are downgraded below Aa3/AA-, we will be able to submit acceptable remediation plans to them in a timely manner.

We are subject to the risk of private litigation and regulatory proceedings.

        Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. In recent years, seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC’s settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs’ claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. Since December 2006, class action litigation was separately brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. While we are not a defendant in any of these cases, there can be no assurance that we will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on us.

        In June 2005, in response to a letter from the New York Insurance Department, we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the New York Insurance Department requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years’ experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the New York Insurance Department that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce, which regulates insurance, we provided the department with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the Minnesota Department of Commerce. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

        The anti-referral fee provisions of RESPA provide that the Department of Housing and Urban Development as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

        In October 2007, the Division of Enforcement of the Securities and Exchange Commission requested that we voluntarily furnish documents and information primarily relating to C-BASS, the now-terminated merger with Radian and the subprime mortgage assets “in the Company’s various lines of business.” We are in the process of providing responsive documents and information to the Securities and Exchange Commission.

The Internal Revenue Service has proposed significant adjustments to our taxable income for 2000 through 2004.

        The Internal Revenue Service has been conducting an examination of our federal income tax returns for taxable years 2000 though 2004. On June 1, 2007, as a result of this examination, we received a revenue agent report. The adjustments reported on the revenue agent report would substantially increase taxable income for those tax years and resulted in the issuance of an assessment for unpaid taxes totaling $189.5 million in taxes and accuracy related penalties, plus applicable interest. We have agreed with the Internal Revenue Service on certain issues and paid $10.5 million in additional taxes and interest. The remaining open issue relates to our treatment of the flow through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits, or REMICs. This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The Internal Revenue Service has indicated that it does not believe, for various reasons, that we have established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We disagree with this conclusion and believe that the flow through income and loss from these investments was properly reported on our federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and have appealed these adjustments. The appeals process may take some time and a final resolution may not be reached until a date many months or years into the future. In July 2007, we made a payment on account of $65.2 million with the United States Department of the Treasury to eliminate the further accrual of interest. We believe, after discussions with outside counsel about the issues raised in the revenue agent report and the procedures for resolution of the disputed adjustments, that an adequate provision for income taxes has been made for potential liabilities that may result from these notices. If the outcome of this matter results in payments that differ materially from our expectations, it could have a material impact on our effective tax rate, results of operations and cash flows.

Net premiums written could be adversely affected if the Department of Housing and Urban Development reproposes and adopts a regulation under the Real Estate Settlement Procedures Act that is equivalent to a proposed regulation that was withdrawn in 2004.

        Department of Housing and Urban Development, or HUD, regulations under RESPA prohibit paying lenders for the referral of settlement services, including mortgage insurance, and prohibit lenders from receiving such payments. In July 2002, HUD proposed a regulation that would exclude from these anti-referral fee provisions settlement services included in a package of settlement services offered to a borrower at a guaranteed price. HUD withdrew this proposed regulation in March 2004. Under the proposed regulation, if mortgage insurance were required on a loan, the package must include any mortgage insurance premium paid at settlement. Although certain state insurance regulations prohibit an insurer’s payment of referral fees, had this regulation been adopted in this form, our revenues could have been adversely affected to the extent that lenders offered such packages and received value from us in excess of what they could have received were the anti-referral fee provisions of RESPA to apply and if such state regulations were not applied to prohibit such payments.

We could be adversely affected if personal information on consumers that we maintain is improperly disclosed.

        As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation and expose us to material claims for damages.

The implementation of the Basel II capital accord may discourage the use of mortgage insurance.

        In 1988, the Basel Committee on Banking Supervision developed the Basel Capital Accord (the Basel I), which set out international benchmarks for assessing banks’ capital adequacy requirements. In June 2005, the Basel Committee issued an update to Basel I (as revised in November 2005, Basel II). Basel II, which is scheduled to become effective in the United States and many other countries in 2008, affects the capital treatment provided to mortgage insurance by domestic and international banks in both their origination and securitization activities.

        The Basel II provisions related to residential mortgages and mortgage insurance may provide incentives to certain of our bank customers not to insure mortgages having a lower risk of claim and to insure mortgages having a higher risk of claim. The Basel II provisions may also alter the competitive positions and financial performance of mortgage insurers in other ways, including reducing our ability to successfully establish or operate our planned international operations.

Our international operations may subject us to numerous risks.

        We have committed significant resources to begin international operations, initially in Australia, where we started to write business in June 2007. We plan to expand our international activities to other countries, including Canada. Accordingly, in addition to the general economic and insurance business-related factors discussed above, we are subject to a number of risks associated with our international business activities, including: dependence on regulatory and third-party approvals, changes in rating or outlooks assigned to our foreign subsidiaries by rating agencies, economic downturns in targeted foreign mortgage origination markets, foreign currency exchange rate fluctuations; and interest-rate volatility in a variety of countries. Any one or more of the risks listed above could limit or prohibit us from developing our international operations profitably. In addition, we may not be able to effectively manage new operations or successfully integrate them into our existing operations.

We are susceptible to disruptions in the servicing of mortgage loans that we insure.

        We depend on reliable, consistent third-party servicing of the loans that we insure. A recent trend in the mortgage lending and mortgage loan servicing industry has been towards consolidation of loan servicers. This reduction in the number of servicers could lead to disruptions in the servicing of mortgage loans covered by our insurance policies. This, in turn, could contribute to a rise in delinquencies among those loans and could have a material adverse effect on our business, financial condition and operating results. Additionally, increasing delinquencies have strained the resources of servicers, reducing their ability to undertake mitigation efforts that could help limit our losses.

Our income from our Sherman joint venture could be adversely affected by uncertain economic factors impacting the consumer sector.

        Sherman is principally engaged in purchasing and collecting for its own account delinquent consumer receivables, which are primarily unsecured, and in originating and servicing subprime credit card receivables. Sherman’s results are sensitive to its ability to purchase receivable portfolios on favorable terms and to service those receivables such that it meets its return targets. In addition, the volume of credit card originations and the related returns on the credit card portfolio are impacted by general economic conditions and consumer behavior. Sherman’s operations are principally financed with debt under credit facilities. Recently there has been a general tightening in credit markets, with the result that lenders are generally becoming more restrictive in the amount of credit they are wiling to provide and in the terms of credit that is provided. Credit tightening could adversely impact Sherman’s ability to obtain sufficient funding to expand its business and could increase the cost of funding that is obtained.

Risks Related to Our Common Stock

Our common stock may be subject to substantial price fluctuations due to a number of factors, and those fluctuations may prevent our shareholders from reselling our common stock at a profit.

        The market price of our common stock could be subject to significant fluctuations and may decline. The following factors, among others, could affect our stock price:

•	our historical operating and financial performance and how such performance compares to results anticipated by analysts or investors;

•	market expectations, and changes in expectations, about our prospects, including future operating and financial performance measures, such as new insurance written, paid and incurred losses, and net income or net loss;

•	speculation in the press or investment community;

•	trends in our industry and the markets in which we operate;

•	announcements of material transactions, such as acquisitions, strategic alliances, joint ventures or financings, by us, our major customers or our competitors;

•	sales or the perception in the market of possible sales of a large number of shares of our common stock by our directors or officers; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

        Stock markets in general have recently experienced relatively high levels of volatility. These broad market fluctuations may adversely affect the trading price of our common stock.

The market price of our common stock could be negatively affected by sales of substantial amounts of additional equity securities by us.

        Sales by us of a substantial amount of equity securities following this offering, including additional shares of our common stock or equity or equity-linked securities senior to our common stock or convertible into our common stock, or the perception that these sales might occur, could cause the market price of our common stock to decline. Such a decline could make more costly or otherwise impair our ability to raise capital in this manner. We may issue additional equity securities in the future for a number of reasons, including to raise capital beyond the capital raised in this offering in order to finance our operations and business strategy. No prediction can be made as to the effect, if any, that future sales or issuance of shares of our common stock or other equity or equity-linked securities will have on the trading price of our common stock.

We cannot assure you that we will continue to pay dividends on our common stock or, if we do, that we will maintain our current dividend rate.

         In October 2007 we decreased our quarterly dividend rate from $0.25 per share to $0.025 per share. The payment of future dividends is subject to the discretion of our board of directors and will depend on many factors, including our operating results, financial condition and capital position, and the ability of our operating subsidiaries to distribute cash to us. Our insurance subsidiaries, which have historically been an important source of funds for us, including funds to pay dividends, have dividend payment restrictions based on regulatory limitations. If we do not receive adequate distributions from our operating subsidiaries, then we may not be able to make or may have to reduce dividend payments on our common stock. See “Price Range of Common Stock and Dividend Policy.”

Provisions in our organizational documents, our rights agreement and state law could delay or prevent a change in control of our company, or cause a change in control of our company to have adverse regulatory consequences, any of which could adversely affect the price of our common stock.

        Our articles of incorporation and amended and restated bylaws contain provisions that could have the effect of discouraging, delaying or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to our shareholders. These provisions include dividing our board of directors into three classes and specifying advance notice procedures for shareholders to nominate candidates for election as members of our board of directors and for shareholders to submit proposals for consideration at shareholders’ meetings. In addition, these provisions may make the removal of management more difficult, even in cases where removal would be favorable to the interests of our shareholders.

        Each currently outstanding share of our common stock includes, and each share of our common stock issued in this offering will include, a common share purchase right. The rights are attached to and trade with the shares of common stock and currently are not exercisable. The rights will become exercisable if a person or group acquires, or announces an intention to acquire, 15% or more of our outstanding common stock except that for certain investment advisers and investment companies advised by such advisers, the designated percentage is 20% or more if certain conditions are met. The rights have some anti-takeover effects and generally will cause substantial dilution to a person or group that attempts to acquire control of us without conditioning the offer on either redemption of the rights or amendment of the rights to prevent this dilution, each of which requires our board’s approval. The rights could have the effect of delaying, deferring or preventing a change of control. See “Description of Capital Stock – Common Share Purchase Rights.”

        We are subject to the Wisconsin Business Corporation Law, which contains several provisions that could have the effect of discouraging non-negotiated takeover proposals or impeding a business combination. These provisions include:

•	requiring a supermajority vote of shareholders, in addition to any vote otherwise required, to approve business combinations not meeting statutory adequacy of price standards;

•	prohibiting some business combinations between us and one of our major shareholders for a period of three years, unless the combination was approved by our board of directors prior to the time the major shareholder became a 10% or greater beneficial owner of shares or under some other circumstances; and

•	limiting actions that we can take while a takeover offer for us is being made or after a takeover offer has been publicly announced.

        We are also subject to insurance regulations in Wisconsin and other states in which MGIC is a licensed insurer. Wisconsin’s insurance regulations generally provide that no person may acquire control of us unless the transaction in which control is acquired has been approved by the Office of the Commissioner of Insurance of Wisconsin. The regulations provide for a rebuttable presumption of control when a person owns or has the right to vote more than 10% of the voting securities. In addition, the insurance regulations of other states in which MGIC is a licensed insurer require notification to the state’s insurance department a specified time before a person acquires control of us. If such states disapprove the change of control, our licenses to conduct business in the disapproving states could be terminated.

        The Office of the Comptroller of the Currency is the primary regulator of Credit One Bank, whose holding company was acquired in March 2005 by Sherman. Under the Change in Bank Control Act and the regulations of the Office of the Comptroller of the Currency, any person who acquires 25% or more of our voting securities would be deemed to control Credit One Bank (and, under certain circumstances, any person who acquires 10% or more of our voting securities might be deemed to control Credit One Bank) and would be required to seek the approval of the Office of the Comptroller of the Currency prior to achieving such ownership threshold.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $ million from our sale of                    shares of our common stock in this offering at an assumed public offering price of $                   per share (which was the last reported sale price on                   , 2008), after deducting the underwriting discount and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that we will receive net proceeds of approximately $ million, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the public offering price per share (assuming no change in the number of shares offered) would result in a corresponding increase or decrease in net proceeds of $                   million. Separately, a 10% increase or decrease in the number of shares of our common stock sold in this offering, assuming a public offering price of $                  , would result in a corresponding increase or decrease in net proceeds of $                   million.

        We intend to use the net proceeds from this offering to increase the capital of MGIC in order to enable it to expand the volume of its new business and for our general corporate purposes.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock is listed on the New York Stock Exchange under symbol “MTG.” The following table shows the high and low sale prices for our common stock as reported on the New York Stock Exchange and the quarterly cash dividends declared per share for the periods indicated.

	High	Low	Dividends
2006
First Quarter	$ 72.73	$ 62.01	$ 0.250
Second Quarter	$ 71.48	$ 63.05	$ 0.250
Third Quarter	$ 65.29	$ 53.96	$ 0.250
Fourth Quarter	$ 63.50	$ 56.22	$ 0.250
2007
First Quarter	$ 68.96	$ 53.90	$ 0.250
Second Quarter	$ 66.46	$ 53.61	$ 0.250
Third Quarter	$ 57.94	$ 27.28	$ 0.250
Fourth Quarter	$ 36.71	$ 16.18	$ 0.025
2008
First Quarter (Through February 29, 2008)	$ 22.72	$ 10.40	$ 0.025

        The payment of future dividends is subject to the discretion of our board of directors and will depend on many factors, including our operating results, financial condition and capital position, and the ability of our operating subsidiaries to distribute cash to us. Our insurance subsidiaries are subject to statutory regulations as to the maintenance of policyholders’ surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin is the lesser of the adjusted statutory net income or 10% of statutory policyholders’ surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. Certain of our non-insurance subsidiaries also have requirements as to maintenance of net worth, which could also affect our ability to pay dividends.

        MGIC is our principal source of dividend paying capacity. In 2007, MGIC paid dividends of $320 million. As has been the case for the past several years, as a result of extraordinary dividends paid, MGIC cannot currently pay any dividends without regulatory approval. We anticipate that in 2008 we will seek approval for MGIC to pay us an aggregate of $60 million of dividends. Our other insurance subsidiaries can pay $2.9 million of dividends to us without such regulatory approval.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of December 31, 2007 on an actual basis and on an as adjusted basis to give effect to this offering as if it had occurred on December 31, 2007. You should read the table in conjunction with our historical consolidated financial statements and the related notes incorporated by reference in this prospectus.

	At December 31, 2007
	Actual	As Adjusted Offering (1)(2)
	(In thousands of dollars) (unaudited)
Total long-term debt:
Credit facility expiring in 2010	$300,000	$
5.625% senior notes due 2011	200,000
5.375% senior notes due 2015	300,000

Total long-term debt	800,000

Shareholders’ equity:
Common stock, $1 par value	123,067
Paid-in capital	316,649
Treasury stock	(2,266,364)
Accumulated other comprehensive income, net of tax	70,675
Retained earnings	4,350,316

Total shareholders’ equity	2,594,343

Total capitalization	$3,394,343	$

(1)	Assumes that the underwriters will not exercise their option to purchase additional shares in this offering. If the underwriters exercise their option in this offering in full, then we will issue and sell an additional shares of our common stock in this offering, and we will use the additional net proceeds of $ million, after deducting the underwriting discount, to increase the capital of our subsidiaries to increase their underwriting capacity and for our general corporate purposes.

(2)	A $1.00 increase or decrease in this public offering price per share (assuming no change in the number of shares offered) would result in a corresponding increase or decrease in total shareholders’ equity of $ million. Separately, a 10% increase or decrease in the number of shares of common stock sold in this offering, assuming a public offering price of $ per share (the last reported sale price of our common stock on , 2008), would result in a corresponding increase or decrease in total shareholders’ equity of $ million.

SELECTED HISTORICAL FINANCIAL INFORMATION

        The following financial information as of and for each of the years in the five-year period ended December 31, 2007 is derived from our audited consolidated financial statements. You should read the financial information presented below in conjunction with our consolidated financial statements and accompanying notes as well as the management’s discussion and analysis of results of operations and financial condition, all of which are incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	Year Ended December 31
	2007	2006	2005	2004	2003
Summary of Operations
($ thousands, except share and per
share information)
Revenues:
Net premiums written	$1,345,794	$1,217,236	$1,252,310	$1,305,417	$1,364,631

Net premiums earned	$1,262,390	$1,187,409	1,238,692	1,329,428	1,366,011
Investment income, net	259,828	240,621	228,854	215,053	202,881
Realized investment gains (losses), net	142,195	(4,264)	14,857	17,242	36,862
Other revenue	28,793	45,403	44,127	50,970	79,657

Total revenues	1,693,206	1,469,169	1,526,530	1,612,693	1,685,411

Losses and expenses:
Losses incurred, net	2,365,423	613,635	553,530	700,999	766,028
Change in premium
deficiency reserves	1,210,841	--	--	--	--
Underwriting and other expenses	309,610	290,858	275,416	278,786	302,473
Interest expense	41,986	39,348	41,091	41,131	41,113

Total losses and expenses.	3,927,860	943,841	870,037	1,020,916	1,109,614

(Loss) income before tax and joint ventures	(2,234,654)	525,328	656,493	591,777	575,797
(Credit) provision for income tax	(833,977)	130,097	176,932	159,348	146,027
(Loss) income from joint ventures, net of tax	(269,341)	169,508	147,312	120,757	64,109

Net (loss) income	$(1,670,018)	$564,739	$626,873	$553,186	$493,879

Weighted average common shares
outstanding (in thousands)	81,294	84,950	92,443	98,245	99,022

Diluted (loss) earnings per share	$(20.54)	$6.65	$6.78	$5.63	$4.99

Dividends per share	$0.775	$1.00	$0.525	$0.2250	$0.1125

Balance Sheet Data (at end of
period) ($ thousands, except per
share information):
Total investments	$5,896,233	$5,252,422	$5,295,430	$5,418,988	$5,067,427
Total assets	7,716,361	6,621,671	6,357,569	6,380,691	5,917,387
Loss reserves	2,642,479	1,125,715	1,124,454	1,185,594	1,061,788
Premium deficiency reserves.	1,210,841	--	--	--	--
Short- and long-term debt	798,250	781,277	685,163	639,303	599,680
Shareholders’ equity	2,594,343	4,295,877	4,165,055	4,143,639	3,796,902
Book value per share	31.72	51.88	47.31	43.05	38.58
New insurance written ($ millions):
Primary insurance	$76,806	$58,242	$61,503	$62,902	$96,803
Primary risk	19,632	15,937	16,836	16,792	25,209
Pool risk(1)	211	240	358	208	862
Insurance in force ($ millions):
Direct primary insurance	$211,745	$176,531	$170,029	$177,091	$189,632
Direct primary risk	55,794	47,079	44,860	45,981	48,658
Direct pool risk(1)	2,800	3,063	2,909	3,022	2,895
Primary loans in default ratios:
Policies in force	1,437,432	1,283,174	1,303,084	1,413,678	1,551,331
Loans in default	107,120	78,628	85,788	85,487	86,372
Percentage of loans in default	7.45%	6.13%	6.58%	6.05%	5.57%
Percentage of loans in default - bulk	21.91%	14.87%	14.72%	14.06%	11.80%
Insurance operating ratios
(GAAP)(2):
Loss ratio	187.3%	51.7%	44.7%	52.7%	56.1%
Expense ratio	15.8%	17.0%	15.9%	14.6%	14.1%

Combined ratio	203.1%	68.7%	60.6%	67.3%	70.2%

Risk-to-capital ratio
(statutory basis):
Combined insurance companies	11.9:1	7.5:1	7.4:1	7.9:1	9.4:1

(1)	Represents contractual aggregate loss limits and, for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, for $4.1 billion, $4.4 billion, $5.0 billion, $4.9 billion and $4.9 billion, respectively, of risk without such limits, risk is calculated at $2 million, $4 million, $51 million, $65 million and $192 million, respectively, for new risk written, and $475 million, $473 million, $469 million, $418 million and $353 million, respectively, for risk in force, the estimated amount that would credit enhance these loans to a ‘AA’ level based on a rating agency model.

(2)	The loss ratio (expressed as a percentage) is the ratio of the sum of incurred losses and loss adjustment expenses to net premiums earned. The expense ratio (expressed as a percentage) is the ratio of the combined insurance operations underwriting expenses to net premiums written.

DESCRIPTION OF CAPITAL STOCK

        Our articles of incorporation provide that we have the authority to issue 300 million shares of common stock having a par value of $1.00 per share and 10 million shares of preferred stock having a par value of $1.00 per share. The following is a summary of the material provisions of our common stock and preferred stock. This summary is qualified in its entirety by reference to applicable Wisconsin law and our articles of incorporation and amended and restated bylaws. See “Where You Can Find More Information.”

Common Stock

        All of our issued and outstanding shares are, and the shares to be issued in this offering will be, fully paid and nonassessable.

        Subject to certain regulatory restrictions, MGIC can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its board of directors. The holders of our common stock will be entitled to receive and share equally in such dividends as may be declared by our board of directors out of funds legally available therefor. If we issue preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

        Except as provided under Wisconsin law and except as may be determined by our board of directors with respect to any series of preferred stock, only the holders of our common stock will be entitled to vote for the election of members of our board of directors and on all other matters. Holders of our common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the Wisconsin Business Corporation Law. Please see “Certain Statutory Provisions — Control Share Voting Restrictions.” Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

        All shares of our common stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any preferred stock that may be outstanding. Holders of our common stock have no preemptive rights to subscribe for or purchase our shares. There are no conversion rights, sinking fund or redemption provisions applicable to our common stock.

Preferred Stock

        Shares of our preferred stock may be issued with such designations, preferences, limitations and relative rights as our board of directors may from time to time determine. Our board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock. In connection with the amendment of our articles of incorporation that authorized preferred stock, our board of directors and management represented that they will not issue, without prior shareholder approval, preferred stock (1) for any defensive or anti-takeover purpose, (2) to implement any shareholder rights plan, or (3) with features intended to make any attempted acquisition of our company more difficult or costly. No preferred stock will be issued to any individual or group for the purpose of creating a block of voting power to support management on a controversial issue.

Common Share Purchase Rights

        On July 22, 1999, we adopted a shareholder rights agreement that declared a dividend of one common share purchase right for each share of our common stock outstanding. Under terms of the rights agreement, as amended, each outstanding share of our common stock is accompanied by one right. The distribution date occurs ten days after an announcement that a person has become the beneficial owner of the designated percentage of our common stock. The date on which such an acquisition occurs is the shares acquisition date and a person who makes such an acquisition is an “acquiring person,” or ten business days after a person announces or begins a tender offer, the completion of which would result in ownership by a person or group of 15% or more of the outstanding shares of our common stock. The designated percentage is 15% or more, except that for certain investment advisers and investment companies advised by such advisers, the designated percentage is 20% or more if certain conditions are met. The rights are not exercisable until the distribution date.

        Each right will initially entitle stockholders to buy one-half of one share of our common stock at a purchase price of $225 per full share (equivalent to $112.50 for each one-half share), subject to adjustment. If there is an acquiring person, then each right, subject to certain limitations, will entitle its holder to purchase, at the rights’ then-current purchase price, a number of shares of our common stock (or if, after the shares acquisition date, we are acquired in a business combination, common shares of the acquiror) having a market value at the time equal to twice the then-current purchase price of the rights. The rights will expire on July 22, 2009, subject to extension. The rights are redeemable at a price of $0.001 per right at any time prior to the time a person becomes an acquiring person. Other than certain amendments, our board of directors may amend the rights in any respect without the consent of the holders of the rights.

Certain Statutory Provisions

        Business Combination Statute. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of business combinations between a “resident domestic corporation” and an “interested shareholder.” A business combination is defined to include any of the following transactions:

•	a merger or share exchange;

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the market value of the stock or consolidated assets of the resident domestic corporation or 10% of its consolidated earning power or income;

•	the issuance of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

•	the adoption of a plan of liquidation or dissolution; or

•	certain other transactions involving an interested shareholder.

        A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Securities Exchange Act of 1934 and that, as of the relevant date, satisfies any of the following:

•	its principal offices are located in Wisconsin;

•	it has significant business operations located in Wisconsin;

•	more than 10% of the holders of record of its shares are residents of Wisconsin; or

•	more than 10% of its shares are held of record by residents of Wisconsin.

We are a resident domestic corporation for purposes of these statutory provisions.

        An interested shareholder is defined to mean a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned 10% of the voting power of its then outstanding voting stock within the last three years.

        Under this law, we cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless our board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition. We may engage in a business combination with an interested shareholder after the three-year period with respect to that shareholder expires only if one or more of the following conditions is satisfied:

•	our board of directors approved the acquisition of the stock prior to such shareholder’s acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or

•	the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

        Fair Price Statute. The Wisconsin Business Corporation Law also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a resident domestic corporation such as us require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation, or is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the resident domestic corporation’s stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

•	the aggregate value of the per share consideration is equal to the highest of:

•	the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

•	the market value of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

•	the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and

•	either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

        Control Share Voting Restrictions. Under Section 180.1150 of the Wisconsin Business Corporation Law, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation’s shareholders have approved restoration of the full voting power of the otherwise restricted shares. Our articles do not provide otherwise.

        Defensive Action Restrictions. Section 180.1134 of the Wisconsin Business Corporation Law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following:

•	acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares; or

•	sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

        We currently have more than three independent directors. The foregoing restrictions may have the effect of deterring a shareholder from acquiring our shares with the goal of seeking to have us repurchase such shares at a premium over market price.

        Insurance Regulations. Wisconsin’s insurance regulations generally provide that no person may acquire control of us unless the transaction in which control is acquired has been approved by the Office of the Commissioner of Insurance of Wisconsin. The regulations provide for a rebuttable presumption of control when a person owns or has the right to vote more than 10% of the voting securities. In addition, the insurance regulations of other states in which MGIC is a licensed insurer require notification to the state’s insurance department a specified time before a person acquires control of us. If such states disapprove the change of control, our licenses to conduct business in the disapproving states could be terminated.

        Bank Regulations. The Office of the Comptroller of the Currency is the primary regulator of Credit One Bank, whose holding company was acquired in March 2005 by Sherman. Under the Change in Bank Control Act and the regulations of the Office of the Comptroller of the Currency, any person who acquires 25% or more of our voting securities would be deemed to control Credit One Bank (and, under certain circumstances, any person who acquires 10% or more of our voting securities might be deemed to control Credit One Bank) and would be required to seek the approval of the Office of the Comptroller of the Currency prior to achieving such ownership threshold.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota, N.A.

UNDERWRITING

        We are offering the common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC is the representative of the several underwriters, with whom we have entered into a firm commitment underwriting agreement. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC

Total

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

        The underwriters will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $                   per share to selected dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and
•	the underwriters’ right to reject orders in whole or in part.

        Option to Purchase Additional Shares. We have granted the underwriters an option to purchase up to                    additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. We will pay the expenses associated with the exercise of this option.

        Discounts and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

        We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $                  .

	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

        Listing. Our common stock is quoted on the New York Stock Exchange under the symbol “MTG.”

        Stabilization. In connection with the offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilization transactions;

•	short sales;

•	syndicate covering transactions; and

•	purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by the short sales. Short sales may be “covered,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making the determination, the underwriters will consider, among other things, the price of the shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase the shares in the open market to cover that position.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

        Lock-up Agreements. We, our directors and our executive officers have agreed not to offer, sell, contract to sell or otherwise issue any shares of common stock or securities convertible into common stock, without the prior written consent of Banc of America Securities LLC for a period of 90 days following the date of this prospectus, subject to certain exceptions. In addition, our directors and executive officers have entered into lock-up agreements with the underwriters. Under those lock-up agreements, subject to certain exceptions, those holders of such stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 90 days from the date of this prospectus. This consent may be given at any time without public notice. These agreements, however, do not apply to the grant or exercise of options or other issuance of common stock under any existing stock option or other employee benefit plans. Notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions imposed by the lock-up agreement will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Banc of America Securities LLC waives, in writing, such extension.

        Indemnification. We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

        Selling Restrictions. Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers Securities or has in its possession or distributes the prospectus or any other material.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the Securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any Securities may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

        (a)        to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

        (b)        to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

        (c)        in any other circumstances falling within Article 3 (2) of the Prospectus Directive,

provided that no such offer of Securities shall result in a requirement for the publication by the company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of Securities to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the Securities that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no Securities have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L.411-2, D.411-1, D.411-2, D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the Securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

        In addition:

•	an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated) in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the Securities in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

        The offering of the common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Societá e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the common stock may not be and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

        Any offer, sale or delivery of the common stock or distribution of copies of the prospectus or any other document relating to the common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

        Any investor purchasing the common stock in the offering is solely responsible for ensuring that any offer or resale of the common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

        The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on its content.

        Italy has only partially implemented the Prospectus Directive, the provisions with respect to the European Economic Area above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

        Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

        Conflicts/Affiliates. The underwriters and their affiliates have provided, and may in the future provide, to us various investment banking, commercial banking and other financial services, for which services they have received, and may in the future receive, customary fees. An affiliate of Banc of America Securities LLC is one of the lenders under our unsecured line of credit.

LEGAL MATTERS

        Foley & Lardner LLP, Milwaukee, Wisconsin, will pass upon certain legal matters relating to this offering. Mayer Brown LLP, Chicago, Illinois, will pass upon certain legal matters relating to this offering for the underwriters.

EXPERTS

        The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also filed a registration statement on Form S-1, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington DC, 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

        We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus.

        We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the effective time of the registration statement:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Current Reports on Form 8-K filed February 7, 2008, February 14, 2008 and February 19, 2008;

•	the description of our common stock contained in our Registration Statement on Form 8-A, dated July 25, 1991, and any amendment or report updating that description; and

•	the description of our common share purchase rights contained in our Registration Statement on Form 8-A/A dated May 14, 2004, and any amendment or report updating that description.

        You may request a copy of any of these filings, at no cost, by request directed to us at the following address or telephone number:

MGIC Investment Corporation MGIC Plaza 250 East Kilbourn Avenue Milwaukee, Wisconsin 53202 (414) 347-6480 Attention: Secretary

You can also find these filings on our website at www.mgic.com. However, we are not incorporating the information on our website other than these filings into this prospectus.

                  Shares

MGIC Investment Corporation

Common Stock

_________________

Prospectus

                  , 2008

_________________

Banc of America Securities LLC

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The aggregate estimated expenses, other than underwriting discounts and commissions, in connection with the sale of the securities being registered hereby are currently anticipated to be as follows (all amounts are estimated). All expenses of the offering will be paid by the Registrant.

	Amount
Securities and Exchange Commission registration fee		$100	(1)
Printing expenses		20,000
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous (including any applicable listing fees
and transfer agent’s fees and expenses)		*

Total	$

(1)	Estimated in accordance with Rule 457(c) under the Securities Act of 1933.

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

        Pursuant to the Wisconsin Business Corporation Law and the Registrant’s Amended and Restated Bylaws, directors and officers of the Registrant are entitled to mandatory indemnification from the Registrant against certain liabilities and expenses (1) to the extent such officers or directors are successful in the defense of a proceeding and (2) in proceedings in which the director or officer is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to the Registrant and such breach or failure constituted: (a) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director of officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. The Wisconsin Business Corporation law specifically states that it is the public policy of Wisconsin to require or permit indemnification, allowance of expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, directors of the Registrant are not subject to personal liability to the Registrant, its shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

        Expenses for the defense of any action for which indemnification may be available may be advanced by the Registrant under certain circumstances.

        The indemnification provided by the Wisconsin Business Corporation Law and the Registrant’s Amended and Restated Bylaws is not exclusive of any other rights to which a director or officer may be entitled. The Registrant also maintains a liability insurance policy for its directors and officers as permitted by Wisconsin law which may extend to, among other things, liability arising under the Securities Act of 1933.

Item 15. Recent Sales of Unregistered Securities.

        None.

II-1

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

        The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

(b)	Financial Statement Schedules.

        The following financial statement schedules are incorporated by reference to our Annual Report on Form 10-K:

•	Report of the independent registered public accounting firm on financial statement schedules

•	Schedules at and for the specified years in the three year period ended December 31, 2007:

•	Schedule I---Summary of investments, other than investments in related parties

•	Schedule II---Condensed financial information of the Registrant

•	Schedule IV —Reinsurance

        All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

Item 17. Undertakings.

        (a)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (b)     The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on March 3, 2008.

MGIC INVESTMENT CORPORATION
By: /s/ Curt S. Culver
Curt S. Culver
Chairman of the Board and Chief Executive Officer

        Each person whose individual signature appears below hereby authorizes and appoints Curt S. Culver, Patrick Sinks, J. Michael Lauer and Jeffrey H. Lane, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments (including post-effective amendments) to this Registration Statement, and any additional registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on March 3, 2008.

Signature	Title
/s/ Curt S. Culver	Chairman of the Board, Chief Executive Officer and Director
Curt S. Culver	(Principal Executive Officer)
/s/ J. Michael Lauer	Executive Vice President and Chief Financial Officer
J. Michael Lauer	(Principal Financial Officer)
/s/ Joseph J. Komanecki	Senior Vice President, Controller and Chief Accounting Officer
Joseph J. Komanecki	(Principal Accounting Officer)
/s/ James A. Abbott
James A. Abbott	Director
/s/ Karl E. Case
Karl E. Case	Director
/s/ David S. Engelman
David S. Engelman	Director

Thomas M. Hagerty	Director
/s/ Kennth M. Jastrow, II
Kenneth M. Jastrow, II	Director
/s/ Daniel P. Kearney
Daniel P. Kearney	Director

S-1

Signature	Title

/s/ Michael E. Lehman
Michael E. Lehman	Director
/s/ William A. McIntosh
William A. McIntosh	Director
/s/ Leslie M. Muma
Leslie M. Muma	Director
/s/ Donald T. Nicolaisen
Donald T. Nicolaisen	Director

S-2

EXHIBIT INDEX

Exhibit
Number	Document Description

(1.1)	Form of Underwriting Agreement(1)

(2.1)	Securities Purchase Agreement, dated September 14, 2007, by and among Mortgage Guaranty Insurance Corporation, Radian Guaranty Inc. and Sherman Capital, L.L.C. [Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on September 20, 2007]

(3.1)	Articles of Incorporation of MGIC Investment Corporation, as amended [Incorporated by reference to Exhibit 3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998]

(3.2)	Amended and Restated Bylaws of MGIC Investment Corporation [Incorporated by reference to Exhibit 3 to the Company’s Current Report on Form 8-K, filed December 18, 2006]

(4.1)	Article 6 of the Articles of the Articles of Incorporation of MGIC Investment Corporation (included within Exhibit 3.1)

(4.2)	Amended and Restated Bylaws of MGIC Investment Corporation (included as Exhibit 3.2)

(4.3)	Rights Agreement, dated as of July 22, 1999, between MGIC Investment Corporation and Wells Fargo Bank Minnesota, National Association, as successor Rights Agent to Firstar Bank Milwaukee, N.A., now known as U.S. Bank National Association [Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed July 27, 1999]

(4.4)	First Amendment to Rights Agreement, dated as of October 28, 2002 between MGIC Investment Corporation and U.S. Bank National Association [Incorporated by reference to Exhibit 4.2 to the Company’s Form 8-A/A, Amendment No. 1 to the Company’s Registration Statement on Form 8-A filed on October 29, 2002]

(4.5)	Second Amendment to Rights Agreement, dated as of October 28, 2002, between MGIC Investment Corporation and Wells Fargo Bank Minnesota, National Association (as successor Rights Agent to U.S. Bank National Association) [Incorporated by reference to Exhibit 4.3 to the Company’s Form 8-A/A, Amendment No. 1 to the Company’s Registration Statement on Form 8-A filed on October 29, 2002]

(4.6)	Third Amendment to Rights Agreement, dated as of May 14, 2004, between MGIC Investment Corporation and Wells Fargo Bank Minnesota, National Association [Incorporated by reference to Exhibit 4.4 to the Company’s Form 8-A/A, Amendment No. 2 to the Company’s Registration Statement on Form 8-A filed on May 14, 2004]

(4.7)	Indenture, dated as of October 15, 2000, between MGIC Investment Corporation and Bank One Trust Company, National Association, as Trustee [Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed October 19, 2000]

(4.8)	Five-Year Credit Agreement, dated as of March 31, 2005, between MGIC Investment Corporation and the lenders named therein. [Incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005]

[We are a party to various other agreements with respect to our long-term debt. These agreements are not being filed pursuant to Reg. S-K Item 602 (b)(4)(iii)(A). We hereby agree to furnish a copy of such agreements to the Commission upon its request.]

Exhibit
Number	Document Description

(5)	Opinion of Foley & Lardner LLP (including consent of counsel)(1)

(10.1)	Form of Stock Option Agreement under 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002]

(10.1.1)	Form of Incorporated Terms to Stock Option Agreement under 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.1.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002]

(10.2)	Form of Restricted Stock Agreement under 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002]

(10.2.1)	Form of Incorporated Terms to Restricted Stock Agreement under 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.2.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002]

(10.2.2)	Form of Restricted Stock and Restricted Stock Unit Agreement under 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.2.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005]

(10.2.3)	Form of Incorporated Terms to Restricted Stock and Restricted Stock Unit Agreement under the 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.2.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005]

(10.2.4)	Form of Restricted Stock and Restricted Stock Unit Agreement under 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.2.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006]

(10.2.5)	Form of Incorporated Terms to Restricted Stock and Restricted Stock Unit Agreement under 2002 Stock Incentive Plan [Incorporated by reference to Exhibit 10.2.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006]

(10.2.6)	Form of Restricted Stock and Restricted Stock Unit Agreement (for Directors) [Incorporated by reference to Exhibit 10.2.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004]

(10.2.7)	Form of Incorporated Terms to Restricted Stock and Restricted Stock Unit Agreement [Incorporated by reference to Exhibit 10.2.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004]

(10.3)	MGIC Investment Corporation 1991 Stock Incentive Plan [Incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999]

(10.3.1)	MGIC Investment Corporation 2002 Stock Incentive Plan (as amended) [Incorporated by reference to Exhibit B to the Company’s Definitive Proxy Statement on Schedule 14A for the 2005 Annual Meeting]

(10.4)	Two Forms of Stock Option Agreement under 1991 Stock Incentive Plan [Incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999]

(10.4.1)	Form of Stock Option Agreement under 1991 Stock Incentive Plan [Incorporated by reference to Exhibit 10.4.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001]

Exhibit
Number	Document Description

(10.4.2)	Form of Incorporated Terms to Stock Option Agreement under 1991 Stock Incentive Plan [Incorporated by reference to Exhibit 10.4.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001]

(10.5)	Two Forms of Restricted Stock Award Agreement under 1991 Stock Incentive Plan [Incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999]

(10.5.1)	Form of Restricted Stock Agreement under 1991 Stock Incentive Plan [Incorporated by reference to Exhibit 10.5.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001]

(10.5.2)	Form of Incorporated Terms to Restricted Stock Agreement under 1991 Stock Incentive Plan [Incorporated by reference to Exhibit 10.5.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001]

(10.6)	Executive Bonus Arrangement [Incorporated by reference to Exhibit 1 to the Company’s Current Report on Form 8-K filed May 17, 2005]

(10.7)	MGIC Investment Corporation Supplemental Executive Retirement Plan [Incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007]

(10.8)	MGIC Investment Corporation Deferred Compensation Plan for Non-Employee Directors [Incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007]

(10.9)	MGIC Investment Corporation 1993 Restricted Stock Plan for Non-Employee Directors [Incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1993]

(10.10)	Two Forms of Award Agreement under MGIC Investment Corporation 1993 Restricted Stock Plan for Non-Employee Directors [Incorporated by reference to Exhibits 10.27 and 10.28 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1994]

(10.11)	Form of Key Executive Employment and Severance Agreement [Incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999]

(10.12)	Form of Agreement Not to Compete [Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed February 1, 2005]

(10.13)	Amended and Restated Call Option Agreement, dated as of September 13, 2006, by and among Mortgage Guaranty Insurance Corporation, Radian Guaranty, Inc., and Sherman Capital, L.L.C. [Incorporated by reference to Exhibit 1.2 to the Company’s Current Report on Form 8-K filed September 15, 2006]

(11)	Statement re: computation of earnings per share [Incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007]

(21)	Direct and Indirect Subsidiaries and Joint Ventures [Incorporated by reference to Exhibit 21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007]

(23.11)	Consent of Foley & Lardner LLP (filed as part of Exhibit (5))

Exhibit
Number	Document Description

(23.2)	Consent of PricewaterhouseCoopers LLP

(24)	Power of Attorney (included on the signature page to this registration statement)

Documents incorporated by reference to filings made by MGIC Investment Corporation under the Securities Exchange Act of 1934 are under SEC File No. 000-110765.

(1)	To be filed by amendment.